Exhibit 12.1

Alcan Inc.
Computation of Earnings to Fixed Charges
Canadian GAAP
Continuing operations
(in millions of US dollars)

		6 months			YEAR
		2003	2002(2)	2001(1)(2)	2000(1)(2)	1999(1)	1998

Income from continuing operations		37	376	3	608	448	399
Less:	Equity income of less than 50% owned companies	1	3	3	4	(1)	(48)
Plus:	Dividends received from less than 50% owned companies	1	3	2	1	1	5
Plus:	Minority interest of subsidiaries that have fixed charges	13	3	(13)	(1)	14	(4)
Subtotal		50	379	(11)	604	464	448
FIXED CHARGES
Amount representative of interest factor in rentals		15	27	24	19	19	28
Amount representative of interest factor in rentals, 50% owned companies		0	0	0	0	0	0
Interest expense - net		104	202	252	78	76	92
Interest expense, 50% owned companies		0	0	0	0	0	0
Capitalized interest		2	1	30	81	41	15
Capitalized interest, 50% owned companies		0	0	0	0	0	0
TOTAL FIXED CHARGES		121	230	306	178	136	135
Less:	Capitalized interest	2	1	30	81	41	15
Fixed charges added to income/(loss)		119	229	276	97	95	120
Plus:	Amortization of capitalized interest	12	24	25	21	18	15
Income taxes		292	295	44	255	211	210
Earnings before fixed charges and income taxes		473	927	334	977	788	793
Ratio of earnings to fixed charges		3.91	4.03	1.09	5.49	5.79	5.87

(1)	Revised due to accounting change as described in note 3, Accounting Changes, under Deferred Foreign Exchange Translation gains and losses in the 2002 Annual Report.
(2)	Restated for continuing operations